Exhibit 99.2

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013 AND 2012

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at August 31, 2013 and for the three and six-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended August 31, 2013 and 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on October 15, 2013, must be read in conjunction with the Corporation’s financial statements for the three and six-month periods ended August 31, 2013 and 2012. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:
●	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
●	Acasti’s ability to commercialize its products and product candidate;
●
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

●	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
●	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
●	whether current and future clinical trials by the Corporation will be successful;
●	whether CaPre® and Onemia® can be successfully commercialized;
●	the Corporation’s history of net losses and inability to achieve profitability;
●
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

●	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
●	the Corporation’s ability to manage future growth effectively;
●	the Corporation’s ability to further achieve profitability;
●	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
●	the Corporation’s ability to gain acceptance of its products in its markets;
●	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
●	the Corporation’s ability to achieve its publicly announced milestones on time;
●	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
●	intense competition from other companies in the pharmaceutical and medical food industries; and
●	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, currently Acasti’s only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. Two Phase II clinical trials were initiated in 2011 in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 500 mg/dl) and severe hypertriglyceridemia (very high triglycerides with levels over 500mg/dl). The results of the COLT trial, for which a final report is being prepared, were disclosed on August 13, 2013 and the TRIFECTA trial is ongoing. Based on the results of the COLT trial, Acasti intends to file an investigational new drug (“IND”) submission to conduct a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® in the United States under the guidelines and rules of the U.S. Food and Drug Administration (“FDA”).

Onemia® is Acasti’s sole commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). The license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended August 31, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

On December 4, 2012, Acasti reported that it had entered into a prepayment agreement with Neptune pursuant to which Acasti exercised its option under the License Agreement to pay in advance all of the future royalties payable under the License Agreement. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130, which, pursuant to the prepayment agreement, Acasti agreed to pay through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant issued to Neptune. The prepayment agreement and the issuance of the 6,750,000 Class A shares to Neptune were approved by the TSX Venture Exchange and the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the annual meeting of shareholders of Acasti held on June 27, 2013. The warrant was exercised by Neptune on July 12, 2013, resulting in the issuance of the 6,750,000 Class A shares. As a result of the royalty prepayment transaction, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The prepayment increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60%.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On July 31, 2013 Acasti announced that it has signed an agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material in expectation of upcoming pharmacokinetics and Phase III clinical trials in the United States and to substantiate its proposed submission of an IND filing.

Clinical Trials Update
During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment ofmild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended August 31, 2013.

In March 2013, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1.0, 2.0 or 4.0g of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglycerides reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The COLT trial assesses the effectiveness of CaPre® in patients whose standard of care may be any treatment the treating physicians consider appropriate, ranging from life-style modification to lipid modifying agents such as statins and fibrates. 86% of the patients analyzed  in the COLT trial have baseline triglycerides of between 200 and 499mg/dl (2.28 to 5.69 mmol/L) and after the first four weeks no serious adverse events were reported.

On May 22, 2013, the Corporation announced that the recruitment for the COLT trial had been completed.

On August 13, 2013, the Corporation announced positive results for its COLT trial, in which CaPre® was found to be safe and effective with significant mean triglycerides reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g.  The study met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to Standard of Care. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.5% from baseline and an absolute mean improvement of 18.1% as compared to Standard of Care.  Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre®, registering a mean triglyceride decrease of 21.6% and an absolute mean improvement of 14.3% as compared to Standard of Care, in which, due to lipid lowering medication adjustment, a significant improvement in triglyceride levels was observed during the trial between 4 weeks and 8 weeks.  No serious adverse events were reported, indicating that CaPre® is safe and tolerable at all doses tested.  Furthermore, data revealed a positive risk/benefit ratio for CaPre®, with patients on CaPre® showing a lower incidence of adverse events compared to the Standard of Care group. In addition, after doubling the daily dosage of CaPre® from 4 to 8 weeks, the results indicate a dose response relationship revealing a maintained and improved efficacy of CaPre® after an 8-week period.  The efficacy of CaPre® at all doses and increased effect with dose escalation suggests that CaPre® may be titratable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

Onemia®
During the three-month period ended August 31, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

Basis of presentation of the financial statements

The Corporation’s assets as at August 31, 2013 include cash and short-term investments for an amount of $3,965, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders, by the net proceeds from a $1,979 private financing completed on February 13, 2012 as well as proceeds from sales of Onemia®. The

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Corporation also has trade and other receivables of $319, receivable from a corporation under common control of $50, tax credits receivable for an amount of $454 and prepaid expenses of $205 as at August 31, 2013. The Corporation’s liabilities at August 31, 2013 are comprised primarily of amounts due to Neptune of $2,194 and other creditors for $1,356 as well as royalties payable to Neptune for $337, accrued prior to entering into the prepayment agreement.  The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at August 31, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its License Agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended		Six-month periods ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$
Revenue from sales	266	237	273	251
Adjusted EBITDA(1)	(1,755)	(1,037)	(3,015)	(1,953)
Net loss and comprehensive loss	(3,238)	(1,752)	(5,203)	(3,328)
Net loss per share and diluted loss per share	(0.04)	(0.02)	(0.07)	(0.05)
Total assets	25,873	13,652	25,873	13,652
Working capital(2)	1,173	5,686	1,173	5,686
Total equity	21,985	12,233	21,985	12,233
Book value per Class A share(3)	0.27	0.17	0.27	0.17
(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

	Three-month periods ended		Six-month periods ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$
Net loss	(3,238)	(1,752)	(5,203)	(3,328)
Add (deduct)
Finance costs	1	-	2	1
Depreciation and amortization	502	166	668	332
Stock-based compensation	993	523	1,534	1,053
Foreign exchange (gain) loss	(13)	26	(16)	(11)
Adjusted EBITDA	(1,755)	(1,037)	(3,015)	(1,953)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	273	6	266
Adjusted EBITDA(1)	(3,015)	(1,260)	(1,755)
Net loss	(5,203)	(1,965)	(3,238)
Loss per share basic and diluted	(0.07)	(0.03)	(0.04)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,350)	(916)	(1,037)	(1,036)	(1,361)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Loss per share basic and diluted	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(1)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013 AND 2012

Revenues
The Corporation generated revenues from sales of $266 from the commercialization of Onemia®, its medical food product, during the three-month period ended August 31, 2013.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  The Corporation generated revenue from sales of $237 during the corresponding period in 2012.

The Corporation generated revenues from sales of $273 from the commercialization of Onemia®, its medical food product, during the six-month period ended August 31, 2013, an increase of $22 form the revenues of $251 generated during corresponding period of 2012.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended August 31, 2013 amounted to $115 or 43%, which is the Corporation’s adjusted target range for its gross profit margin, being 40 to 60%.  The Corporation decided to adjust, earlier this quarter, its target range for its profit margin due to the early nature of its commercialization activities.  The Corporation realized a gross profit of $114 or 48% during the three-month period ended August 31, 2012.

The gross profit for the six-month period ended August 31, 2013 amounted to $119 or 44%, which is in the Corporation’s adjusted target range for its gross profit margin.  The Corporation realized a gross profit of $123 or 49% during the six-month period ended August 31, 2012.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three and six-month periods ended August 31, 2013 and 2012

General and administrative expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Salaries and benefits	237	243	443	512
Stock-based compensation	875	416	1,290	835
Professional fees	102	118	271	215
Royalties	52	75	228	103
Amortization and depreciation	502	166	668	332
Sales and marketing	3	39	9	94
Investor relations	29	12	55	22
Rent	23	12	51	18
Other	25	13	36	32
TOTAL	1,848	1,094	3,051	2,163

Research and development expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Salaries and benefits	145	167	301	357
Stock-based compensation	118	107	244	218
Contracts	1,211	477	1,675	696
Regulatory expenses	-	8	1	70
Professional fees	95	22	151	49
Other	23	14	52	39
Tax credits	(67)	(34)	(119)	(108)
TOTAL	1,526	761	2,304	1,321

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $718 for the three-month period ended August 31, 2013 to $(1,755) compared to $(1,037) for the three-month period ended August 31, 2012, mainly due to the increase in research and development expenses before consideration of stock-based compensation and amortization and depreciation.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials and professional fees.

Adjusted EBITDA decreased by $1,062 for the six-month period ended August 31, 2013 to $(3,015) compared to $(1,953) for the six-month period ended August 31, 2012, mainly due to the increase in research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials and professional fees.

Net Loss
The Corporation realized a net loss for the three-month period ended August 31, 2013 of $3,238 or $0.04 per share compared to a net loss of $1,752 or $0.02 per share for the three-month period ended August 31, 2012. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation and stock based compensation expenses.

The Corporation realized a net loss for the six-month period ended August 31, 2013 of $5,203 or $0.07 per share compared to a net loss of $3,328 or $0.05 per share for the six-month period ended August 31, 2012. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation and stock based compensation expenses.

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	August 31, 2013	February 28, 2013
Class A shares, voting, participating and without par value	80,260,288	73,107,538
Stock options granted and outstanding	4,954,750	5,216,250
Restricted Shares Units granted and outstanding	1,060,000	-
Series 4 warrants exercisable at $0.25 until October 8, 2013	5,311,100	5,432,350
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Total fully diluted shares	91,276,138	84,506,138

Cash Flows and Financial Condition between the Three and six-month periods ended August 31, 2013 and 2012

Operating activities
During the three-month periods ended August 31, 2013 and 2012, the Corporation’s operating activities generated decreases in liquidity of $277 and $1,380, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended August 31, 2013 amounted to an increase of $1,483 and is mainly due to decreases in trade and other receivables ($284), inventories ($150) as well as increases in trade and other payables ($718) and payable to parent corporation ($559), principally offset by the increase in prepaid expenses ($162).  The net changes in non-cash operating working capital items for the three-month period ended August 31, 2012, amounted to a decrease of $320 and is mainly due to increases in trade and other receivables ($145) and tax credit receivables ($34) as well as the decrease in payable to parent corporation ($346), principally offset by the decrease in inventories ($123), as well as the increase in royalties payable to the parent corporation ($87).

During the six-month periods ended August 31, 2013 and 2012, the Corporation’s operating activities generated decreases in liquidity of $1,216 and $2,031, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the six-month period ended August 31, 2013 amounted to an increase of $1,816 and is mainly due to decreases in trade and other receivables ($132), inventories ($155) as well as increases in trade and other payables ($650), payable to parent corporation ($984) and royalties payable to parent corporation ($203), principally offset by increases in tax credits receivables ($119) and prepaid expenses ($189).  The net changes in non-cash operating working capital items for the six-month period ended August 31, 2012, amounted to a decrease of $63 and is mainly due to increases in trade and other receivables ($258) and tax credit receivables ($108) as well as decreases in trade and other payables ($169), principally offset by the decrease in inventories ($137), as well as increases in payable to parent corporation ($202) and royalties payable to the parent corporation ($126).

Investing activities
During the three-month periods ended August 31, 2013 and 2012, the Corporation’s investing activities generated increases in liquidities of $233 and $1,243, respectively. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2013 is mainly due to the maturity of short-term investments of $250, offset by the acquisition of intangible assets of $17.  The increase in liquidity generated by investing activities during the three-month period ended August 31, 2012 is mainly due to the maturity of short-term investment of $1,250, offset by the acquisition of intangible assets of $7.

During the six-month periods ended August 31, 2013 and 2012, the Corporation’s investing activities generated increases in liquidities of $807 and $1,494, respectively. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2013 is mainly due to the maturity of short-term investments of $3,750 and the interest received on short-term investments of $96, offset by acquisitions of short term investments of $3,000 and intangible assets of $40.  The increase in liquidity generated by investing activities during the six-month period ended August 31, 2012 is mainly due to the maturity of short-term investment of $1,500, offset by the acquisition of intangible assets of $7.

Financing activities
During the three-month periods ended August 31, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $384 and $26, respectively. The increase in liquidities generated from financing activity during the three-month periods ended August 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $414, principally offset by share issue costs of $29. The increase in liquidities generated from financing activity during the three-month periods ended August 31, 2012 resulted mainly from proceeds from exercise of warrants and options of $26.

During the six-month periods ended August 31, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $404 and $38, respectively. The increase in liquidities generated from financing activity during the six-month periods ended August 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $434, principally offset by share issue costs of $29. The increase in liquidities generated from financing activity during the six-month periods ended August 31, 2012 resulted mainly from proceeds from exercise of warrants and options of $39.

Overall, as a result, the Corporation’s cash increased by $351 and decreased by $129, respectively, for the three-month periods ended August 31, 2013 and 2012. Total liquidities as at August 31, 2013, comprised of cash and short-term investments, amounted to $3,965. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financial Position

The following table details the significant changes to the statements of financial position as at August 31, 2013 compared to February 28, 2013:

Accounts	Increase (Decrease)	Comments
Cash	9	See cash flow statement
Short-term investments	(829)	Maturity of short-term investments to finance operations
Trade and other receivables	(132)	Amounts received
Tax credits receivable	119	Increase in tax credit eligible expenses
Inventories	(155)	Onemia® sales
Prepaid expenses	189	Increases in advance payments
Intangible assets	14,504	Acquisition of royalty free license
Trade and other payables	650	Increase in amount owed related to research contracts
Payable to parent corporation	984	Charges for Corporation’s expenses
Royalties payable to parent corporation	(191)	Adjustment for royalty prepayment

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($3,889) are due within twelve months.

Significant commitments include:

License Agreement
The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130.  The prepayment and accrued royalties have been paid through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement and following the Corporation’s disinterested shareholders and TSX Venture Exchange approvals. The Corporation no longer has royalty payment commitment under the License Agreement.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,064, of which an amount of $3,447 has been paid to date.  As at August 31, 2013, an amount of $531 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $496 during the three-month period ended August 31, 2013 ($265 for administrative costs, $179 for research and development costs and $52 for royalties for the period prior to the royalty prepayment transaction being effective) and $534 during the three-month period ended August 31, 2012 ($294 for administrative costs, $165 for research and development costs and $75 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.  See note 6 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement”.

Subsequent events

Since the end of the quarter, 5,311,100 Series 4 warrants have been exercised into Class A shares, representing total proceeds of $1,328, of the number of Series 4 warrants exercised, 3,153,750 warrants have been exercised by Neptune, increasing its current holding of Class A shares from 48,175,933 (58%) to 51,329,683 (60%).

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the financial statements) and the identification of triggering events indicating that intangible assets might be impaired.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (note 6 to financial statements) and

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

the measurement of stock-based compensation (note 4 to the financial statements).  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 4 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A deferred tax asset is recognized for unused tax loses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Changes in Internal Control over Financial Reporting

During the three-month period ended August 31, 2013, the Chief Executive Officer and the Chief Financial Officer of the Corporation evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there were no changes during the three-month period ended August 31, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three and six-month periods ended August 31, 2013 and 2012 and this MD&A should be read in conjunction with all of the Corporation and Neptune’s public filings with securities regulatory authorities. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our listing application and in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at October 15, 2013, the total number of Class A shares of the Corporation issued and outstanding was 85,571,388. The Corporation also has 4,899,750 stock options, 1,035,000 restricted shares units and 750,000 Series 6 & 7 warrants outstanding.

/s/ Henri Harland	/s/ Xavier Harland

Henri Harland	Xavier Harland
President & Chief Executive Officer	Chief Financial Officer